McGuireWoods LLP

901 East Cary Street

Richmond, Virginia 23219

November 30, 2004

By EDGAR, Facsimile and Hand

H. Christopher Owings

Assistant Director

Mail Stop 0308

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dominion Resources, Inc.
Registration Statement on Form S-4 filed November 10, 2004
File No. 333-120339

Schedule TO-I filed November 10, 2004
File No. 005-78036

Dear Mr. Owings:

This is in response to your comment letter of November 23, 2004 to Patricia A. Wilkerson with respect to the above-referenced filings. Dominion Resources, Inc. (the “Company” or “Dominion”) is simultaneously filing Amendment No. 1 to Registration Statement No. 333-120339, and references in this letter to revised disclosure are to that filing.

We have set forth below the comments in your letter of November 23, with the Company’s responses to each.

General

1.	Where we ask for revisions to your disclosure at one place in your registration statement, please make similar revisions to all applicable places.

RESPONSE: The Staff’s comment is noted.

2.	Please disclose on the cover page, summary or equally prominent section of the filing the aggregate amount of indebtedness that will rank senior to or equally with the New Notes as of the date of your latest balance sheet. Also, disclose the amount of additional senior debt you may incur as of such date.

RESPONSE: The Company has modified the “Ranking” section of the Prospectus Summary and “Description of the New Notes—Ranking” in response to the Staff’s comment. See also the response under paragraph 11.

3.	We note that you have elected to commence this exchange offer early, pursuant to Rule 162. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Rule 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Q&A 2 in Part I.E in the Third Supplement (July 2001) the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on the SEC’s Web site at www.sec.gov.

RESPONSE: The Company has modified the “red herring” legend on the cover page of the prospectus included in Amendment No. 1 (the “Prospectus”) in response to the Staff’s comment.

4.	We note that the “terms of the New Notes are identical to the Existing Notes” except that you have changed the conversion feature so that Dominion Resources may account for the New Notes under the treasury stock method (but carry over the holding period for the Old Notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

RESPONSE: The Old Notes were issued in a registered public offering (Reg. No. 333-106790; final prospectus filed December 5, 2003).

5.	Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such “forward” incorporation. Therefore, if you intend to incorporate by reference future information, such as information relating to the merger transaction, please confirm to us that you will amend the Schedule TO to expressly do so by specific reference to such information.

RESPONSE: The Company will amend the Schedule TO as necessary to include future information. An amended Schedule TO will also be filed when the Company distributes a revised Prospectus.

FORM S-4

Cover Page

6.	Please revise your cover page to include the date that the Old Notes were issued.

RESPONSE: The Company has modified the cover page in response to the Staff’s comment.

Forward Looking Information, page 3

7.	Sections 27A(b)(2)(C) of the Securities Act and Sections 21E(b)(2)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please remove the implication that the safe harbor has been available for any forward-looking statements that have been made, or will be made, in connection with this offer and avoid making any references to the Private Securities Litigation Reform Act of 1995 in any materials you disseminate in the future. For example, include in the amended materials to be filed an explanatory section which indicates that any forward-looking statements made in connection with the offer are not, and have not been, protected under the Act.

RESPONSE: The Company has modified the “Forward-Looking Information” section in response to the Staff’s comments.

Summary, page 4

8.	Revise the introductory paragraph to make clear that the summary highlights material information with respect to the exchange offer, rather than “basic information” about the offer.

RESPONSE: The Company has modified the introductory paragraph of the summary in response to the Staff’s comment.

9.	Refer to “Conditions to the Exchange Offer” on page 6. Provide a brief list of the material conditions to the exchange offer.

RESPONSE: In response to the Staff’s comment, the Company has modified the “Conditions to the Exchange Offer” section of the Prospectus Summary to include a summarized list of closing conditions.

10.	On page 9, revise to clarify that you will return tendered Old Notes not accepted for exchange “promptly,” not “as promptly as practicable” after the expiration or termination of the exchange offer. See Rule 13e-4(f)(5). Make similar revisions throughout the prospectus to specify the time period in which Dominion Resources expects the notes to be delivered to tendering security holders.

RESPONSE: The Company has modified the disclosure in this section of the Prospectus in response to the Staff’s comment. The Company believes this was the only place in the Prospectus where the change needed to be made.

Ranking, page 13

11.	Clarify the amounts to which the New Notes will rank senior, junior or equal in right of payment. State, if true, that the ability of Dominion Resources to incur additional indebtedness is unlimited.

RESPONSE: The Company has modified the “Ranking” section of the Prospectus Summary and “Description of the New Notes—Ranking” in response to the Staff’s comment. As previously disclosed, the Senior Indenture under which the Old Notes were issued and under which the New Notes will be issued places no restrictions on the ability of the Company to issue additional indebtedness.

Certain U.S. Federal Income Tax Considerations, page 13

12.	Revise to state that the United States federal income tax consequences of the exchange are unclear and subject to considerable uncertainty. Additionally, describe briefly the negative United States federal income tax consequences of owning the New Notes, rather than simply refer investors to the discussion of tax consequences later in the prospectus.

RESPONSE: The Company has modified the disclosure in the Prospectus Summary in response to the Staff’s comment.

Risk Factors, page 14

13.	Some of your subheadings do not fully describe the risk to investors disclosed in the text and merely state a fact about the offering or your business. As one example only, on page 18 you state that your merchant power business is operating in a challenging market, but do not tie this statement of fact to the consequent risk faced by investors. Please revise so that each caption clearly identifies the risk as it applies to your company, industry or offering.

RESPONSE: The Company has revised a number of the “Risk Factors” captions in response to the Staff’s comments.

Conditions to the Exchange Offer, page 25

14.	Refer to the introductory paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the exchange offer. Please note that, when a condition is triggered and the company decides to proceed with the exchange offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding of this on a supplemental basis.

RESPONSE: The Company confirms its understanding of the Staff’s position.

15.	In the second bullet point of the first condition, you disclose that your offer may be amended or terminated if, in your reasonable judgment, an enumerated event has occurred that “would be material to holders of Old Notes in deciding whether to accept the exchange offer.” This appears to include both positive and negative effects. Please revise your disclosure to clarify those changes that would allow amendment or termination of the offer.

RESPONSE: The Company has modified the second bullet point in response to the Staff’s comment.

16.	Please confirm your understanding that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

RESPONSE: The Company confirms its understanding of the Staff’s position.

Expiration Date; Extensions; Amendment, page 26

17.	Advise, with a view toward disclosure, how and when the offer period will be extended if the registration statement has not been declared effective by the SEC at the initial expiration of the offer. Clarify whether or not you intend to request effectiveness of the registration statement at or before expiration of the offer.

RESPONSE: The Company plans to request a declaration of effectiveness as soon as it has resolved the Staff’s comments. The Company anticipates extending the offer period, if necessary, until the registration statement has been declared effective. The Company has included additional disclosure under “The Exchange Offer—Conditions to the Exchange Offer” to address these issues.

18.	Refer to the last paragraph of this section. Please revise to clarify that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.

RESPONSE: The Company has revised “The Exchange Offer–Expiration Date; Extensions; Amendments” in response to the Staff’s comment.

Description of the New Notes, page 34

19.	Please supplementally address the following matters.

Accounting treatment for the exchange transaction

•	We assume that you have determined that the New Notes do not have substantially different terms, as defined in EITF 96-19, than the Old Notes. Therefore, you will not record the Old Notes as extinguished with related gain or loss recognition. Please confirm our understanding and, if correct, please show us how you arrived at this conclusion including how you assessed the change in the consideration payable and the payment of exchange fees in your calculation. If this is not the case, please tell us your anticipated accounting treatment and provide the accounting rationale including any supporting calculations to support your accounting.

RESPONSE: Dominion has concluded that the New Notes do not have substantially different terms, as defined in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, when compared to the Old Notes since the difference between the present value of cash flows of the New Notes and the Old Notes is less than 10 percent.

Dominion considered the guidance in EITF 96-19 for determining whether debt instruments involved in an exchange are substantially different. Specifically, EITF 96-19 provides:

… an exchange of debt instruments between … a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

Other than the $2.50 fee per $1,000 note offered to facilitate the exchange, the only difference between the terms of the New Notes and the Old Notes is the form of settlement, if conversion is exercised. Upon conversion of either the Old Notes or the New Notes, an investor would receive equivalent values, except that the principal value of the New Notes would be repaid in cash rather than being settled by issuing shares of Dominion common stock.

As a result, Dominion had only to consider the exchange fee in determining whether the New Notes would be considered substantially different under the EITF 96-19 “cash flow” test. Regarding the exchange fee, EITF 96-19 provides:

The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor … as part of the exchange…

Since the terms of the Old Notes and New Notes are the same except as described above, Dominion prepared the cash flow analysis required by EITF 96-19, using cash flows through the first date upon which the Notes are puttable by investors to Dominion. The cash flow analysis, attached as Exhibit I, concluded that the exchange fee does not cause the present value of the cash flows under the two instruments to be substantially different (approximately 0.25% change).

Accounting treatment for the exchange fee

•	Please tell us how you will account for the exchange fee paid at the time of exchange and going forward. Please also cite the applicable authoritative GAAP that supports your policy.

RESPONSE: As the exchange is not being accounted for as a debt extinguishment, the exchange fee paid to the note holders will be recorded as a deferred charge and amortized as an adjustment of interest expense over the period to the earliest put date of the New Notes. This is consistent with the guidance provided below from EITF 96-19:

Fees paid by the debtor to the creditor or received by the debtor from the creditor (fees may be received by the debtor from the creditor to cancel a call option held by the debtor or to extend a no-call period) as part of the exchange or modification are to be accounted for as follows:

•	If the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, then the fees paid or received are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

•	If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees are to be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.

Accounting treatment for the New Notes

•	Please tell us how you will account for the New Notes in your future financial statements. In doing so, please ensure that you describe how you will account for the conversion feature at the time of issuance and at a point in time when the sale price condition, as defined on page 38 of your registration statement, is met. You should support your accounting in the event that the conversion feature is triggered citing appropriate accounting literature. We may have further comment upon review of your response.

RESPONSE:

Accounting Considerations For New Notes at the Time of Issuance

In determining its accounting for the New Notes, Dominion’s primary considerations included the following:

•	Evaluation of the conversion feature as an embedded derivative,

•	Earnings per share (“EPS”) calculations,

•	Contingent beneficial conversion rights, and

•	Balance sheet classification.

Evaluation of Conversion Feature as an Embedded Derivative

Dominion first considered whether the conversion spread (net share provision) would be considered a freestanding instrument that would potentially be subject to Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Since the net share provision is not entered into separately nor is it legally detachable, Dominion concluded that it does not qualify as a freestanding instrument.

Dominion then assessed whether or not the net share provision represented an embedded derivative that should be bifurcated and accounted for separately under paragraph 12 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities:

12. … An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract . . . ..

b.	The contract . . . is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would . . . be a derivative instrument subject to the requirements of this Statement. . . . However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.*

*	For purposes of analyzing the application of paragraph 11(a) of this Statement to an embedded derivative instrument as though it were a separate instrument, paragraphs 9–12 of Statement 150 should be disregarded. Those embedded features are analyzed by applying other applicable guidance.

Dominion determined that the net share provision satisfies the separation criteria in paragraphs 12.a and b above, as it is not “clearly and closely related” to the debt host contract, and the debt host contract is not otherwise accounted for at fair value with changes in fair value reported in earnings. However, the net share provision does not satisfy the separation criterion in paragraph 12.c because if it were bifurcated, it would not be considered a derivative under SFAS 133. In reaching this conclusion, Dominion determined that, had it been a freestanding instrument, the net share provision would be classified as equity and therefore exempted from derivative classification under paragraph 11 of SFAS 133.

In determining that the net share provision would have been classified as equity, if bifurcated, Dominion applied EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, as well as EITF 03-7, Accounting for the Settlement of the Equity-Settled Portion of a Convertible

Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19). In connection with this guidance, Dominion concluded that the New Notes meet the criteria of “Instrument C” in EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, defined as follows:

Instrument C: Upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock.

EITF 03-7 provides specific implementation guidance with regard to the application of EITF 00-19 to instruments, such as the New Notes. Under EITF 03-7, Dominion evaluated the net share provision under the requirements of paragraph 8 of EITF 00-19 (general share settlement characteristics of an equity instrument) and paragraphs 12-32 (additional conditions for equity classification). Dominion concluded that the net share provision satisfied all requirements in those paragraphs of EITF 00-19 for “hypothetical” classification as equity and understands that such an assessment should be made on an ongoing basis each reporting period.

EPS Considerations

Methods of Calculating Diluted EPS

Currently, the impact of Dominion’s Old Notes on the diluted EPS calculation is calculated using the “if-converted method” under SFAS No. 128, Earnings per Share. However, the shares are currently excluded from the calculation in accordance with the existing interpretation of SFAS 128, which includes contingently issuable shares in diluted EPS only when and if the specified contingencies are met.

As described above, the New Notes meet the criteria of Instrument C as defined in EITF 90-19. Under EITF 90-19, the if-converted method should not be applied to the net share provision of the New Notes:

The Task Force reached a consensus on Issue 3 that the if-converted method should not be used to determine the earnings per share implications of Instrument C. There would be no adjustment to the numerator in the earnings per share computation for the cash-settled portion of Instrument C because that portion of the instrument will always be settled in cash. The conversion spread should be included in diluted earnings per share based on the provisions of paragraph 29 of Statement 128 and Topic No. D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share. The consensus on Issue 3 is subject to other provisions of Statement 128 as well, such as the antidilutive provisions for fully diluted earnings per share.

The impact of the conversion spread of the New Notes would be considered in the diluted EPS calculation using the method described in Example 2 in Exhibit 04-8A to the minutes of the September 29-30, 2004 EITF meeting. Under this method, the common shares included in the denominator would be calculated as the net shares issuable using an average market price for the period. For each New Note, the net shares issuable would be determined based upon the excess conversion value (conversion rate * average market price less the $1,000 principal return (cash payment)). Any excess conversion value over the principal return is divided by the average market price for the period to derive net shares.

In October 2004, the FASB ratified the consensus reached by the EITF on Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share, which would require the shares issuable under contingently convertible instruments to be included in the diluted EPS calculation regardless of whether the market price trigger (or other contingent feature) has been met. EITF 04-8 contains a modified restatement approach that will result in Dominion applying the consensus to the terms of the security at the adoption date (e.g., December 31, 2004 for a calendar year company). As such, if the terms of the security are changed before the adoption date, it is the revised terms to which the consensus is applied. Any Old Notes that are outstanding on December 31, 2004 will be included in the diluted EPS calculation retroactive to the date of issuance using the if-converted method. Any New Notes that are outstanding on December 31, 2004 will be included in the diluted EPS calculation retroactive to the date of issuance using the EITF 04-8 method described above.

Participating Securities

Dominion determined that the conversion rate adjustments provided for in the New Notes do not represent participation rights based on the consensus in paragraph 10 of EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, which stated that “… a reduction to the conversion price or an increase in the conversion ratio of the security do not represent participation rights.”

Contingent Beneficial Conversion Rights

At issuance, the New Notes will not contain any beneficial conversion features. Dominion considered the applicability of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, to the conversion rate adjustments feature of the New Notes, including adjustments associated with increases in dividends. While Dominion believes some of the conversion rate adjustment triggers are unlikely to occur, it has announced an increase in its quarterly dividend in 2004. Per the terms in the Prospectus, no adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent to the applicable conversion rate. However, any adjustments not required to be made because of this limitation will be carried forward and taken into account in the consideration of any subsequent adjustment. Dominion has performed a sensitivity analysis of this limitation as follows: Assuming a stock price of $60, the quarterly dividend would need to be increased from its current level of $0.645 to a level of $1.25 per share in order to cause a one percent increase in the conversion rate.

While Dominion believes it will be unlikely that it would increase dividends to the level described above, it recognizes that as conversion rate adjustments of less than one percent are carried forward, there is the possibility that the threshold could be reached before the maturity of the New Notes. If the threshold were reached after the earliest possible conversion date, the value of the beneficial conversion feature (reflecting the incremental shares to be issued and the stock price at the commitment date) would be credited to equity and the resulting debt discount would be recorded immediately to interest expense.

Balance Sheet Classification

Upon completion of the exchange of New Notes for Old Notes, Dominion would continue to report $220 million of aggregate principal in long-term debt on its Consolidated Balance Sheet. As discussed above, there is no separate accounting for the conversion feature of the New Notes.

Accounting for the Conversion Feature at the Time the Sales Price Condition is Satisfied

If a condition for conversion (e.g., Dominion common stock trading at specified market prices) has been satisfied, and the New Notes are surrendered for conversion, Dominion will reduce the applicable carrying amount of long-term debt by the cash portion of the conversion settlement. This treatment is consistent with the guidance provided in paragraph 7 of EITF 03-7:

The Task Force reached a consensus that upon settlement of a security with the characteristics of Instrument C in Issue 90-19 by payment of the accreted value of the obligation (recognized liability) in cash and settlement of the conversion spread (unrecognized equity instrument) with stock, only the cash payment should be considered in the computation of gain or loss on extinguishment of the recognized liability. That is, any shares transferred to settle the embedded equity instrument (referred to as the excess conversion spread in Issue 90-19) would not be considered in the settlement of the debt component.

Dominion’s issuance of net shares for the conversion spread will not result in an increase in the amount of shareholders’ equity on its consolidated balance sheet, as no consideration will be exchanged for Net Shares as part of the conversion.

Income Tax Accounting

•	Please tell us how you will account for the tax consequences of the New Notes under the guidelines of SFAS 109 and contrast supplementally for us this treatment to your treatment of the Old Notes. As part of your response, please ensure that you detail your anticipated accounting treatment in the event that the sale price conversion trigger is met. Please specifically address how the additional payment will be treated for tax purposes. Please consider the need to disclose this information in your registration statement to more fully disclose the impact of the exchange on the future results of operations.

RESPONSE:

Comparison of Tax Treatment of New Notes versus Old Notes

The tax treatment of the New Notes outlined below is identical to the tax treatment for the Old Notes. The Company does not anticipate this exchange being treated as a significant modification for tax purposes; as such, the Company expects the tax treatment related to the New Notes to be merely a continuation of the tax treatment of the Old Notes.

SFAS 109 Tax Accounting Treatment of the Notes

For federal income tax purposes, the New Notes will be subject to the noncontingent bond method rules under Treasury Regulations §1.1275-4. Under these rules, interest on a contingent debt instrument (“CDI”) must be taken into account whether or not the amount of any payment is fixed or determinable in the tax year. The amount of interest that is taken into account for each accrual period is determined by constructing a projected payment schedule for the CDI, based upon the CDI’s projected yield, and applying rules similar to those for accruing the original issue discount on a noncontingent debt instrument.

If the actual amount accrued for a contingent payment is not equal to the projected amount, the difference is taken into account as either a positive or negative adjustment. A net positive adjustment results when the actual amount is greater than the projected amount. In general, a net positive adjustment is treated as interest and is includible in income by the holder and deductible by the issuer in the taxable year in which the adjustment occurs. A negative adjustment results when the actual amount is less than the projected amount. In general, a net negative adjustment (1) reduces interest accruals on the debt instrument for the taxable year, (2) to the extent of any excess, is treated as ordinary loss by a holder and ordinary income by the issuer, but only to the extent of prior accruals on the debt instrument by the holder or issuer and (3) to the extent of any further excess, is a carryforward to the next taxable year.

Over the life of the New Notes, Dominion’s tax deduction for interest should equal its interest expense for financial reporting purposes, although differences will exist during the period the New Notes are outstanding. These differences represent a temporary difference under SFAS 109. The differences are attributable to: 1) the tax deduction for interest reflecting a rate of 6.19%, 2) the interest expense for financial reporting purposes, reflecting a rate of 2.125%, and 3) the adjustments for variances between actual and projected payment amounts used in the determination of the tax deduction. Under SFAS 109, the temporary difference attributable to the tax deduction for interest in excess of the book interest expense creates a deferred tax liability which will ultimately reverse as contingent payments are made or the New Notes are exchanged or retired.

Treatment if Sale Price Conversion Trigger is Met

The Company does not anticipate any taxable event to occur if the sale price conversion trigger is met unless the holder elects to convert the New Notes. If a holder elects to convert the New Notes at that point, any payment to the holder will be treated as a payment under the noncontingent bond method previously discussed.

Tax Treatment of Exchange Fee

For tax purposes, Dominion will capitalize the total amount of exchange fee paid to holders of the notes participating in this exchange and amortize the amount ratably over the life of the New Notes. Any book/tax differences resulting from the difference in amortization methodologies for income tax and financial reporting purposes will be treated as a temporary difference under SFAS 109, reversing over the life of the New Notes.

The tax treatment of the exchange is not expected to have any material effect on future results of operations.

20.

Please disclose your anticipated accounting treatment for the exchange of Old Notes for New Notes under the guidelines of EITF 96-19. Additionally, please disclose how you anticipate accounting for the New Notes going forward. Please ensure that your disclosure includes a discussion of the anticipated accounting treatment of the exchange fee paid, classification on the Notes within your balance sheet, treatment of the conversion features related to the New Notes at the time of issuance and upon triggering the sales price conversion feature.

RESPONSE: The Company has included a new section “The Exchange Offer—Accounting Treatment” in response to the Staff’s comments.

Description of Capital Stock, page 55

Fully Paid, page 56

21.	The statement that all outstanding shares of common stock are “fully paid and non-assessable” and similar statements regarding additional shares of common stock to be issued upon conversion of the New Notes constitute legal conclusions that you are not qualified to make. Either attribute this statement to counsel and file counsel’s consent to be named in this section, or delete it.

RESPONSE: The Company has revised “Description of Capital Stock–Common Stock” in response to the Staff’s comment. McGuireWoods LLP has modified its previously filed opinion to include a specific reference to this section. The revised opinion is being filed as Exhibit 5.1 to Amendment No. 1.

Certain United States Federal Income Tax Considerations, page 59

22.	Revise the caption and this section to delete the word “certain” and to clarify that this disclosure relates to the “material” tax “consequences.”

RESPONSE: The Company has revised the caption and other relevant portions of this section of the Prospectus in response to the Staff’s comment.

23.	Given that McGuireWoods LLP is providing a tax opinion, please revise the prospectus’ tax discussion to identify the firm as tax counsel. Also, because you are providing a short form tax opinion, you should revise the lead-in paragraph and remove all references in this section indicating that it is a “summary” as opposed to counsel’s tax opinion. Further, clarify which matters in this section constitute counsel’s tax opinion. With respect to a particular tax consequence, to the extent possible provide a “should” or “more likely than not” opinion. Alternatively, clearly state that tax counsel is not able to opine on a particular tax consequence.

RESPONSE: The Company has revised the disclosure under what is now headed “Material United States Federal Income Tax Consequences” to reflect the Staff’s comments. McGuireWoods has filed a new tax opinion as Exhibit 8.1 to Amendment No. 1.

Legal Matters, page 64

24.	You have indicated that McGuireWoods LLP will pass upon certain legal matters. Please identify those matters.

RESPONSE: The Company has revised “Legal Matters” to address the Staff’s comment.

Exhibit 5.1

25.	Please revise paragraph 3 of this opinion to clarify that the disclosure in the prospectus is your tax opinion rather than indicating that it is a “discussion. . . accurate in all material respects.”

RESPONSE: A revised opinion reflecting the Staff’s comment is being filed as Exhibit 8.1 to Amendment No. 1.

By copy of this letter, we are forwarding six marked copies of the Prospectus, together with six copies of the revised Exhibits 5.1 and 8.1 to Will Hines of your office.

If you have any questions, please contact me at 804-775-1181 or Karl Strait at 804-775-1133. If you wish to discuss the response to accounting comments, we will make arrangements for you to speak with appropriate Dominion accounting personnel.

Sincerely,

D. Michael Jones

Attachment

cc:	Will Hines
Mark O. Webb

Exhibit I

Dominion Resources, Inc.

EITF 96-19 Present Value Test for Exchange of

2003 Series G Convertible Notes for 2004 Series C Convertible Notes

	Date	Old Notes	New Notes
Principal Amount		$220,000,000	$220,000,000
Initial Coupon Rate		2.125%	2.125%
Exchange Fee			0.25%
Effective Rate of Old Notes		2.847%	2.847%
Present Value	December 8, 2004	$216,076,782	$216,626,782	0.25% percentage change
Remaining Cash Flows
Exchange Fee	December 8, 2004		$550,000
Semiannual Interest	December 15, 2004	$2,337,500	$2,337,500
Semiannual Interest	June 15, 2005	$2,337,500	$2,337,500
Semiannual Interest	December 15, 2005	$2,337,500	$2,337,500
Semiannual Interest	June 15, 2006	$2,337,500	$2,337,500
Semiannual Interest and Principal Repayment	December 15, 2006	$222,337,500	$222,337,500